Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”), computed based on information used in the preparation of our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the three months ended March 31, 2015 and 2014 and the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013*	2012**	2011**	2010**
For the Group (IFRS)	10.91	22.92	10.91	19.57	24.35	27.55	29.90

*               Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014.

**          Figures for 2012, 2011 and 2010 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.

Earnings for the computations above were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of March 31, 2015, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At March 31, 2015
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	7,385
Current financial debt	6,219
Current portion of financial instruments for interest rate swaps liabilities	122
Other current financial instruments — liabilities	80
Financial liabilities directly associated with the assets classified as held for sale	14

Total current financial debt	13,820

Non-current financial debt	41,827
Non-controlling interests	3,024
Shareholders’ equity
Common shares	7,519
Paid-in surplus and retained earnings	102,755
Currency translation adjustment	(10,830)
Treasury shares	(4,348)

Total shareholders’ equity — Group share	95,096

Total capitalization and non-current indebtedness	139,947

As of March 31, 2015, TOTAL had an authorized share capital of 3,423,913,340 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,385,555,781 ordinary shares (including 109,258,853 treasury shares from shareholders’ equity).

As of March 31, 2015, approximately $691 million of TOTAL’s non-current financial debt was secured and approximately $41,136 million was unsecured, and all of TOTAL’s current financial debt of $6,219 million was unsecured. As of March 31, 2015, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 23 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2015, as amended on March 27, 2015.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since March 31, 2015.